Exhibit 99.2

Pop Culture Group Co., Ltd Announces Closing of Initial Public Offering

Xiamen, China, July 2, 2021 /PRNewswire/ – Pop Culture Group Co., Ltd (the “Company”) (Nasdaq: CPOP), a hip-pop culture company in China, today announced the closing of its initial public offering (the “Offering”) of 6,200,000 Class A Ordinary Shares at a public offering price of US$6.00 per share.

The Company received aggregate gross proceeds of US$37.2 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 930,000 Class A Ordinary Shares at the public offering price, less underwriting discounts. The Class A Ordinary Shares began trading on the Nasdaq Global Market on June 30, 2021 under the ticker symbol “CPOP.”

Proceeds from the Offering will be used to develop and operate online content, develop a street dance training business, create derivative works of hip-hop intellectual properties, and develop hip-hop events, and for working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. Network 1 Financial Securities, Inc. and Valuable Capital Limited acted as the underwriters for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and VCL Law LLP acted as counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-253777) and was declared effective by the SEC on June 29, 2021, and a registration statement filed pursuant to Rule 462(b) (File No. 333-257541), which increased the number of registered shares from 7,320,000 to 7,564,000, became effective upon filing with the SEC. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Network 1 Financial Securities, Inc. by email at jsun@netw1.com, by calling +1 (800)-886-7007, or by standard mail to Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Pop Culture Group Co., Ltd

Headquartered in Xiamen, China, Pop Culture Group Co., Ltd is a hip-pop culture company. The Company aims to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchange with respect to hip-hop between the United States and China. With the values of hip-hop culture at core and the younger generation as our primary target audience, the Company hosts entertainment events, operates hip-hop related online programs, and provides event planning and execution services and marketing services to corporate clients. The Company has in recent years focused on developing and hosting its own hip-hop events. For more information, visit the company’s website at http://ir.popinter.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Pop Culture Group Co., Ltd

Investor Relations Department

Email: ir@520pop.com

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com